EXHIBIT 12

                           FINOVA CAPITAL CORPORATION
            Computation of Ratio of Income to Combined Fixed Charges
                             (Dollars in Thousands)

                                           Three Months Ended                             Year Ended
                                               March 31,                                 December 31,
                                      -----------------------------     ----------------------------------------------
                                          1997           1996                1996           1995            1994
                                      -------------- --------------     -------------- --------------- ---------------
Income from continuing
 operations before income
 taxes                                $     52,811   $      42,669      $    185,822   $     150,834   $     122,847
Add fixed charges:
 Interest expense                           97,172          88,224           366,543         337,814         210,730
 One-third rentals                             694             535             2,368           2,084           2,053
                                      ------------   -------------      ------------   -------------   -------------
   Total fixed charges                      97,866          88,759           368,911         339,898         212,783
                                      ------------   -------------      ------------   -------------   -------------
Income as adjusted                    $    150,677   $     131,428      $    554,733   $     490,732   $     335,630
                                      ------------   -------------      ------------   -------------   -------------
Ratio of income to fixed
 charges                                      1.54            1.48              1.50            1.44            1.58
                                      ============   =============      ============   =============   =============

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